Exhibit 99.2
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 867 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total to Develop the Timimoun Gas Project in Algeria
Paris — October 7, 2009 — Total (37.75%), Sonatrach (51%) and Cepsa (11.25%) today announce that the Algerian National Oil and Gas Development Agency (ALNAFT) has approved the development plan for the Timimoun natural gas project, located between Timimoun and Adrar in southwestern Algeria.
This project milestone is the outcome of an exploration and appraisal program begun in 2003, during which six wells were drilled.
Development work should begin in the fourth quarter of the year, with first gas scheduled for 2013. Timimoun is expected to commercially produce around 1.6 billion cubic meters of natural gas per year (160 millions cubic feet per day) at plateau.
Total, Sonatrach and Cepsa will jointly operate the Timimoun project. The development plan entails drilling around 40 wells to tap eight structures over an area of 2,500 square kilometres. It also includes the construction of gas gathering and processing facilities, as well as a connection to the pipeline that Sonatrach has been called to develop to carry gas from fields in southwestern Algeria to Hassi R’Mel.
Under the marketing agreement, Sonatrach will market all the gas produced.
The Timimoun development project consolidates the long-standing cooperation between Total and Sonatrach in the upstream.
Total Exploration & Production in Algeria
Total’s production in Algeria averaged 79,000 barrels of oil equivalent per day in 2008. This production comes from direct interests in the Hamra and Tin Fouyé Tabenkort gas fields and through the Group’s stake in 48.83%-owned CEPSA, which is partnered with Sonatrach on the Ourhoud and Rhourde El Krouf fields.
In Algeria, as in all host countries, Total is engaged in a number of community development and environmental programs, in particular in the areas of education, health care and heritage preservation. In addition, specific initiatives will be deployed in the Timimoun region, in cooperation with Sonatrach.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com